October 15, 2024

Peter Jackson
Executive Vice President and Chief Financial Officer
Builders FirstSource, Inc.
6031 Connection Drive, Suite 400
Irving, Texas 75039

       Re: Builders FirstSource, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Item 2.02 Form 8-K dated August 6, 2024
           File No. 001-40620
Dear Peter Jackson:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Item 2.02 Form 8-K dated August 6, 2024
Exhibit 99.1
Second Quarter 2024 Highlights, page 1

1. You discuss the change in adjusted EBITDA margin in this section and in "Second
       Quarter 2024 Financial Performance Highlights" below without a discussion of the change in its most directly comparable GAAP measure, net income as a percentage of net sales. Please revise your disclosure to disclose the change in net income as a percentage of net sales with equal or greater prominence. Refer to Item 10(e)(1)(i)(A)
       of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial
Measures
       Compliance and Disclosure Interpretations.
 October 15, 2024
Page 2

Reconciliation of Adjusted Non-GAAP Financial Measures to their GAAP Equivalents, page
4

2. You present a subtotal for adjusted net income in the reconciliation to adjusted
       EBITDA. Please remove the subtotal, weighted average diluted common shares, and diluted adjusted net income per share from the reconciliation to Adjusted EBITDA.
       Please present a separate reconciliation from GAAP net income to adjusted net income in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. Financial Data, page 4

3. Your presentation of adjusted SG&A as a % of sales appears to be a non-GAAP financial measure. Please present a reconciliation of this non-GAAP measure to its most directly comparable GAAP measure as required in Item 10(e)(1)(i)(B) of
       Regulation S-K.
4. It appears that you present a reconciliation from adjusted EBITDA to adjusted net income, both are non-GAAP financial measures. Please revise your disclosure to reconcile the non-GAAP financial measures to their most directly comparable GAAP measure, GAAP net income, in accordance with Item 10(e)(1)(i)(B) of Regulation S-
       K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you
have questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services